UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __) *

Bureau of Fugitive Recovery, Inc.

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

12116R106

 (CUSIP Number)

Chad M. Carpenter
7911 Herschel Avenue, Suite 201
La Jolla, California 92037

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12116R106
1. Names of Reporting Persons. Chad M. Carpenter
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,999,300
8. Shared Voting Power 0
9. Sole Dispositive Power 5,999,300
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,999,300
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 71.8%
14. Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Common Stock

Bureau of Fugitive Recovery, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, California 92037

Item 2.	Identity and Background.

(a)	Chad M. Carpenter

(b)	7911 Herschel Avenue, Suite 201 La Jolla, California 92037

(c)
Chairman and CEO of Reven Capital, LLC
7911 Herschel Avenue, Suite 201
La Jolla, California 92037

President, CEO and CFO of Bureau of Fugitive Recovery, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, California 92037

(d)	N/A

(e)	N/A

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds

Item 4.	Purpose of Transaction

On July 2, 2012, Chad M. Carpenter purchased an aggregate of 5,999,300 shares of the outstanding common stock of the Issuer from certain of the Issuer’s shareholders in a private transaction.  Immediately upon the closing of the transaction, Mr. Carpenter became the majority shareholder of the Issuer and beneficially owned stock representing 71.8 percent of the outstanding voting shares of the Issuer.  This transaction resulted in a change in control of the Issuer.

Upon the closing of the aforementioned transaction, four of the five then current directors resigned from the Issuer’s board of directors, and Mr. Carpenter was elected to the board of directors to fill a vacancy.  In addition, one of the remaining directors also resigned from the board of directors, effective July 12, 2012.  The then current executive officers also resigned from their positions at the Issuer, and Mr. Carpenter was appointed by the Issuer’s board of directors as the new President, Chief Executive Officer, Chief Financial Officer and Secretary.

The Issuer is now engaged in a new business.  The Issuer intends to acquire portfolios of occupied and rented single-family houses throughout the United States in accordance with its new business plan.  The Issuer’s business plan involves (i) acquiring portfolios of rented houses from investors who have bought them low, fixed and rented them; and (ii) receiving current income from profits from rentals and appreciation of houses.

Item 5.	Interest in Securities of the Issuer.

(a)	5,999,300 shares of common stock, 71.8%

(b)	5,999,300 shares of common stock

(c)
On July 2, 2012, Mr.  Carpenter purchased an aggregate of 5,999,300 shares of the outstanding common stock of the Issuer from certain of the Issuer’s shareholders in a private transaction.  After the closing of the transaction, on July 2, 2012, Mr. Carpenter made bona fide gift transfers of an aggregate of 953,000 shares of the common stock, which transferees include members of Mr. Carpenter’s immediate family, friends and an irrevocable family trust.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer

N/A

Item 7.	Material to be Filed as Exhibits

Stock Purchase Agreement dated June 28, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2012	/s/ Chad M. Carpenter
Chad M. Carpenter